

January 28, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

RE:     EA Series Trust
        Issuer CIK:     0001592900
        Issuer File Number:   333-195493 / 811-22961
        Form Type:    8-A12B
        Filing Date:    January 28, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Sarmaya Thematic ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications